SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OCEAN POWER TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
674870506
(CUSIP Number)
Hesham M. Gad c/o Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042 (610) 252-3205
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP Number 674870506	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,361,594
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,361,594
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,361,594
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP Number 674870506	SCHEDULE 13D	Page 3 of 8 Pages

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D initially filed by Paragon Technologies, Inc. (the “Reporting Person”) on July 7, 2023 (as amended, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

This Statement is filed by Paragon Technologies, Inc., a Delaware corporation.

The principal business of the Reporting Person is serving as a holding company engaging in diverse business activities, including automation, distribution, real estate investment, and investments in marketable securities.

The principal business address of the Reporting Person is 101 Larry Holmes Drive, Suite 500, Easton, Pennsylvania 18042.

Information regarding the identity and background of each executive officer and director of the Reporting Person is set forth on Schedule A to this Statement. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen, other than Hesham M. Gad.

None of the Reporting Person or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Person or, to the Reporting Person’s knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person was approximately $1,242,745. The source of funds was the Reporting Person’s working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 27, 2023, the Reporting Person filed a complaint in the Delaware Court of Chancery to enforce its rights, pursuant to Section 220 of the Delaware General Corporation Law, to inspect the books and records of the Company. On October 20, 2023, the Delaware Court of Chancery ruled in favor of the Reporting Person, finding in a Final Report of the Magistrate that the Reporting Person set forth a credible basis to suspect wrongdoing by the directors and officers of the Company and ordered the Company to provide the Reporting Person with certain books and records for an investigation. On October 25, 2023, the Company filed a notice of exceptions to the Final Report.

On November 13, 2023, the Reporting Person notified the Company that Robert J. Tannor notified the Reporting Person of his withdrawal as a nominee, due to health reasons that he is still recovering from, for election to the Company’s board of directors at the Company’s 2023 annual meeting of shareholders. The Reporting Person intends to proceed to nominate the four other candidates previously notified to the Company and disclosed in this Schedule 13D.

The Company has disclosed that its 2023 annual meeting of shareholders will be held on January 31, 2024, and that the record date for the meeting has been set as the close of business on December 4, 2023.

CUSIP Number 674870506	SCHEDULE 13D	Page 4 of 8 Pages

On October 9, 2023, the Reporting Person filed litigation in the Delaware Court of Chancery against the Company and each of its directors, Terence J. Cryan, Philipp Stratmann, Peter E. Slaiby, Clyde W. Hewlett, Natalie Lorenz-Anderson and Diana G. Purcel, relating to the Company’s acting in bad faith with respect to the Reporting Person’s nomination notice provided in connection with the 2023 annual meeting and failure to approve the Reporting Person’s request for an exemption pursuant to the terms of the Company’s NOL poison pill adopted on June 29, 2023, subject to a condition that the Reporting Person not exceed ownership of 19.9% of the Company’s outstanding shares of common stock. The litigation asserts claims for breach of fiduciary duty against each of the directors and requests declaratory and injunctive relief enjoining the defendants from taking action to preclude the Reporting Person’s director candidates from standing for election at the 2023 annual meeting of shareholders and providing that the NOL poison pill exemption is granted. A hearing date of November 28, 2023 has been set for the Court to consider the Reporting Person’s request for an injunction prohibiting the Company from preventing the Reporting Person’s candidates from standing for election at the 2023 annual meeting.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially holds in the aggregate 2,361,594 shares of Common Stock, which represents approximately 4.0% of the Company’s outstanding shares of Common Stock. Paragon holds 100 of these shares directly as a record holder. The Reporting Person directly holds the shares of Common Stock disclosed as beneficially owned by it in this Statement.

Mr. Gad, Executive Chairman of the Board of Directors and Chief Executive Officer and Secretary of the Reporting Person, and Messrs. Jacobs and Weiser, directors of the Reporting Person, may be deemed to beneficially own the shares of common stock of the Company held by the Reporting Person.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 58,787,578 shares of Common Stock reported by the Company as outstanding as of September 11, 2023 in the Company’s Prospectus filed with the Securities and Exchange Commission on September 28, 2023.

(c)       Transactions effected by the Reporting Person in the Common Stock since the filing of Amendment No. 4 to the Schedule 13D on October 24, 2023 are set forth on Schedule B to this Statement. Each of these transactions was effected through the open market.

CUSIP Number 674870506	SCHEDULE 13D	Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2023

PARAGON TECHNOLOGIES, INC.

/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Executive Chairman and Chief Executive Officer

CUSIP Number 674870506	SCHEDULE 13D	Page 6 of 8 Pages

Schedule A

Identity and Background of Executive Officers of Paragon Technologies, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Hesham M. Gad	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042	Executive Chairman, Chief Executive Officer and Secretary Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042
Janet Reaser	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042	Treasurer (Principal Financial Officer) Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, PA 18042

Identity and Background of Directors of Paragon Technologies, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Hesham M. Gad	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042	Executive Chairman, and Chief Executive Officer and Secretary Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042
Jack H. Jacobs	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042

Professor

West Point

606 Thayer Road

West Point, New York 10996

West Point is a U.S. military academy.

Television Analyst

NBC

30 Rockefeller Plaza

New York, New York 10112

NBC is a commercial broadcast television and radio network.

Principal

The Fitzroy Group, Ltd.

Olympia House, Armitage Road

London NW11 8RQ

The Fitzroy Group, Ltd. specializes in the development of residential real estate in London and invests both for its own account and in joint ventures with other institutions.

CUSIP Number 674870506	SCHEDULE 13D	Page 7 of 8 Pages

Samuel S. Weiser	101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042

Advisor

Sentinel Group Holdings, LLC

235 N. Paulina Street, Suite 3S

Chicago, Illinois 60612

Sentinel Group Holdings, LLC is a privately held business focused on sourcing unique private equity, real estate and investment funds catering to family offices and high net worth investors.

Founder, President and Chief Executive Officer

Foxdale Management LLC

235 N. Paulina Street, Suite 3S

Chicago, Illinois 60612

Foxdale Management LLC is a consulting firm that provides operational consulting, strategic planning, and litigation support services in securities related disputes.

Chief Financial Officer

WR Group Inc.

9160 E. Bahia Dr., Suite 200

Scottsdale, Arizona 85260

WR Group Inc. is a consumer products company focused on health and beauty industry segments.

Chief Financial Officer

Altsmark

197 Rowley Lane,

South Londonderry, Vermont 05155

Altsmark is a software solution firm for the private capital sector.

Founder and Chief Executive Officer

JMP OppZone Services, LLC

235 N. Paulina St., Suite 3S

Chicago, Illinois 60612

JMP OppZone Services is a fund administration and business support services firm focused exclusively on supporting investment activities in designated Opportunity Zones which were created as part of the Tax Cuts and Jobs Act of 2017 to drive investment into depressed areas of the country.

CUSIP Number 674870506	SCHEDULE 13D	Page 8 of 8 Pages

Schedule B

Transactions in the Common Stock by Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought (Sold)	Price per Share(1)
10/24/2023	42	$0.319
10/25/2023	668	$0.33
10/26/2023	22,286	$0.3384
10/27/2023	10,040	$0.3194
11/14/2023	12,251	$0.28

(1)	The price per share reported may be a weighted average price. The Reporting Person undertakes to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.